UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



15049121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED
MAR 1 6 2015

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

P.A.N. Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, 24th Floor
(No. and Street)

New York   NY   10279
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel

(212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

P.A.N. Securities, LP
Statement of Financial Condition

December 31, 2014

P.A.N. Securities, LP

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Partners' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] Report of Independent Registered Public Accounting Firm Regarding
         Rule 15c3-3 Exemption Report.
[ ] Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-*
       5(e)(3).

AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to P.A.N. Securities, LP as of December 31, 2014, is true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

__Financial and Operations Principal__
Title

Feb 26, 2015

_____
Notary Public

P.A.N. Securities, LP
Table of Contents
December 31, 2014



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To P.A.N. Securities, LP

We have audited the accompanying statement of financial condition of P.A.N. Securities, LP (the "Partnership") as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P.A.N. Securities, LP as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 26, 2015

P.A.N. Securities, LP

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 1,326,293
Accounts receivable	1,481,476
Due from related party	172,438
Other assets	54,412
Total assets	$ 3,034,619

Liabilities and Partners' Equity

Accrued expenses	$ 16,041
Unearned revenue	176,001
Total liabilities	192,042
Partners' equity	2,842,577
Total liabilities and partners' equity	$ 3,034,619

The accompanying notes are an integral part of this financial statement.

P.A.N. Securities, LP

Notes to Financial Statement
December 31, 2014

1. **Nature of Operations**

   P.A.N. Securities, LP (the "Partnership") is a limited partnership whose operations consist of providing access to trade routing software to broker-dealers and their customers. The Partnership's customers consist solely of registered broker-dealers.

   The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The Partnership's revenue is primarily derived from providing access maintenance and professional services ("AMPS") to the broker-dealer community for ongoing integration of their offerings from a licensing agreement with the Partnership's parent company Portware, LLC ("Portware"). The Partnership uses contracts as evidence of an arrangement for AMPS.

   AMPS revenues are recognized when the broker's offering is successfully integrated into a version for a specific client of Portware. Fixed AMPS fees are charged on a monthly basis and recognized as earned each month.

   Transactional based AMPS revenues are calculated based on the number of shares transacted during a given month. Revenues are recognized in the month that the transactions are completed however, in circumstances where the monthly and annual fees are in excess of agreed upon thresholds, revenues are annualized and recognized pro rata on a monthly basis throughout the term of the contract.

   Unearned Revenue
   Unearned revenue represents amounts received in advance of future services to be provided.

   Accounts Receivable and Allowance for Doubtful Accounts
   The Partnership considers all accounts receivable at December 31, 2014 to be collectible and no allowance for doubtful accounts is deemed necessary.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is subject to an annual assessment for impairment. An acquired intangible asset is separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The Partnership tests for impairment based on current market conditions to enter the broker-dealer industry. Management has determined that the carrying amount of goodwill is fairly stated. Goodwill is included in other assets on the statement of financial condition.

Income Taxes

The Partnership is a disregarded entity for tax purposes and is not subject to federal and state income taxes. The Partnership's income is included in the taxable income of the taxable entity that beneficially owns the Partnership. The individuals who beneficially own the Partnership are responsible for taxes on their proportionate share of the Partnership's taxable income. New York City Unincorporated Business Tax on the statement of operations is based upon the Partnership's proportionate share of its parent's tax expense computed as if the Partnership was a standalone entity.

The determination of the Partnership's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items, and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Partnership's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Partnership reassesses these probabilities and records any changes in the financial statements as appropriate.

The Partnership is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for periods prior to 2011. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Partnership recording a tax liability that would reduce partners' equity. The Partnership recognizes interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense, if assessed. At December 31, 2014 management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition, therefore, no interest expense or penalties have been recognized for the year ended December 31, 2014.

P.A.N. Securities, LP

Notes to Financial Statement
December 31, 2014

3. Transactions with related parties

The Partnership subleases office space from its parent under an operating lease which expires in May 2015, which is expected to be extended, for $7,000 per month.

The Partnership's parent provides administrative services under an agreement which expires in May 2015, which is expected to be extended, for approximately $105,000 per month.

4. Regulatory Requirements

The Partnership, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership's net capital was approximately $1,310,000, which was approximately $1,305,000 in excess of its minimum capital requirement of $5,000.

In accordance with the FINRA membership agreement applicable to the Partnership, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Partnership does not handle cash or securities on behalf of customers.

5. Concentrations

For the year ended December 31, 2014, approximately 28% of the Partnership's revenues were from three customers. Accounts receivable from these customers was approximately $294,000 as of December 31, 2014.

The Partnership maintains its cash balances in one financial institution, but does not consider itself at risk in this regard. The Partnership is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses on these balances.